January 13, 2009
VIA EDGAR, FACSIMILE AND OVERNIGHT COURIER
Mr. Daniel Gordon
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Prime Group Realty Trust Form 10-K for the year ended December 31, 2007 Filed 07/23/08 Form 10-Q for the quarter ended June 30, 2008 Filed 08/14/08 File No. 001-13589
Dear Mr. Gordon:
We make reference to your comment letter dated January 8, 2009 regarding the above-referenced filings. Please find below our responses to your comments. For your convenience, we have duplicated the text of your comments before each response.
Form 10-K for the year ended December 31, 2007
Consolidated Statements of Cash Flows, page F-6
1.	We note your response to comment 1 in your letter to us dated December 12, 2008. We will not object to your presentation of the payment of leasing costs as investing cash flows in your statements of cash flows provided that you expand your disclosure as follows in future filings including any amendments. Please expand your description of the line item/s in your statements of cash flows related to leasing costs. Furthermore, in light of the fact that industry practice is mixed, please include a separate accounting policy in your footnotes for your classification of such costs in your statements of cash flows and specifically identify the nature and types of leasing costs that are included in investing cash flows.

Mr. Daniel Gordon
January 13, 2009
We agree to expand the description of leasing costs in the statements of cash flows and to include a separate accounting policy in our footnotes identifying the nature and type of leasing costs included in investing activities in the statements of cash flows. These changes will be incorporated in all future filings, including any amendments.
Note 15 — Commitments and Contingencies, page F-40
2.	We note your response to comment 1 in your letter to us dated December 18, 2008 and our discussions with you per our conference call on January 6, 2009.
Please additionally provide us with the following:
•	You told us that in conjunction with your payment to Mr. Casati, he sold his interest to the partnership that owns Continental Towers for minimal consideration. Please provide us with a more detailed explanation of the components of the January 2006 transactions including the connection between the payment to Mr. Casati, the settlement of the tax indemnity obligations to him, and the change in his ownership of Continental Towers.

Mr. Casati through a trust (i) owned a partnership interest in the owner of Continental Towers, as reported for federal income tax purposes, and (ii) was a party to a Tax Indemnification Agreement with the Prime Group Realty, L.P. (the “Operating Partnership”), the operating partnership of Prime Group Realty Trust (the “Company”) and the lender to the owner of Continental Towers, as reported for federal income tax purposes. Another person, Richard Heise, who also owned a partnership interest in the owner of Continental Towers, as reported for federal income tax purposes, was also a party to the Tax Indemnification Agreement. It was estimated that should the Operating Partnership cause its liability under the Tax Indemnification Agreement to be triggered, the Operating Partnership would owe Mr. Casati approximately $39 million and Mr. Heise approximately $14 million. The Company did not record these amounts as contingent liabilities because the Company controlled whether or not the payments would be triggered and the Company felt that it was not probable that it would pay these amounts.

In the latter half of 2005, representatives of Mr. Casati approached the Company and stated that for a cash payment of $4.2 million, Mr. Casati would be willing to (i) release the Operating Partnership of its obligations under the Tax Indemnification Agreement as they related to Mr. Casati and (ii) relinquish his ownership interest in the Continental Towers property. With respect to the cash payment, Mr. Casati wanted to receive an amount that approximated what he felt he “paid” for the Tax Indemnification Agreement when it was originally entered into (see Section 11 of the original Tax Indemnification Agreement dated November 17, 1997 setting forth the approximately $5 million of payments made by Mr. Casati to the Operating Partnership in connection with the agreement).

Mr. Daniel Gordon
January 13, 2009
The parties then negotiated the terms of the transaction, which closed in January 2006, pursuant to which Mr. Casati released the Operating Partnership from its obligations under the Tax Indemnification Agreement and conveyed his interest in the Continental Towers property for federal income tax purposes to the existing general partner of the Continental Towers property. The transaction documents expressly specify that the consideration to Mr. Casati for the release of the Tax Indemnification Agreement was $4.2 million and that the consideration for the transfer of the partnership interest was a nominal amount ($1).

•	Please clarify the main purpose of the payment to Mr. Casati. If you considered the payment to be both an incentive to Mr. Casati to sell his interest and also consideration to him for releasing you from your tax indemnity obligations to him, please tell us how you factored both components of the payment into your accounting. Please also tell us how the amount of the payment was determined.

The primary purpose of the $4.2 million payment to Mr. Casati was to release the Operating Partnership from obligations under the Tax Indemnification Agreement. In addition, to a lesser extent, the payment was to purchase Mr. Casati’s limited partnership in the Continental Towers property for a nominal amount ($1). Prior to the payment to Mr. Casati, the Company already accounted for the Continental Towers property for GAAP purposes as owned by the Company since the Company for GAAP purposes already held and controlled the economic interest in the Continental Towers property. The Company felt that the January 2006 transaction with Mr. Casati was worth the $4.2 million payment in order to primarily obtain the release from Mr. Casati of any and all future obligations under the Tax Indemnification Agreement relating to Mr. Casati and not to acquire any additional ownership interest in the Continental Towers property, which the Company already accounted for as fully-owned for GAAP purposes. Since the payment related to the release of the Tax Indemnification Agreement, the accounting treatment was to allocate the total payment amount as part of the fair value allocation of the Continental Towers property under purchase accounting. As disclosed in our 2007 Form 10-K under Item 2. Properties, we own a second mortgage note on Continental Towers that constitutes a significant financial interest in and control of this property. We therefore, for GAAP purposes, consolidate its operations. As a result of the loans, all of the cash flow of the property was used to pay debt service on the loans and Casati received no economic benefits from the operations of the property. The payment amount of $4.2 million was offered by Mr. Casati and accepted by the Company. The amount represents a partial return to Mr. Casati for payments made to the Operating Partnership as cited in Section 11 of the original Tax Indemnification Agreement dated November 17, 1997.

Mr. Daniel Gordon
January 13, 2009
•	We note that you included the Amended and Restated Tax Indemnity agreement as an exhibit in your Form 8-K filed January 18, 2006. Please provide us with a summary of the specific changes that this agreement made to the original tax indemnity agreement. Please provide us with an example of how the indemnity arrangement works under the new agreement versus the old agreement in order to demonstrate the differences between the two, if relevant. Please focus on paragraphs 2, 3, 4 and 11. Also, please provide us with any other agreements related to the tax settlement with Mr. Casati.

The original Tax Indemnification Agreement between the Company and Mr. Casati and Mr. Heise contained an indemnity from the Operating Partnership to Messrs. Casati and Heise for any income taxes they may incur in the event the Company caused certain events to take place relating to Continental Towers, such as a refinancing or foreclosure of the Continental Towers property, that would result in Messrs. Casati and Heise to recognize taxable income or gain. The estimated amount of the payments should any such event occur, at then-current tax rates and grossed-up for tax payments on such amounts, was approximately $39.2 million to Mr. Casati and $14 million to Mr. Heise.

In January 2006, the Operating Partnership made a payment to Mr. Casati of $4.2 million and Mr. Casati released the Operating Partnership from all of its obligations under the Tax Indemnification Agreement relating to Mr. Casati. In addition, the ownership of Continental Towers reported for federal income tax purposes was modified so that Mr. Casati no longer owned any interest in the Continental Towers property. The amount by which Mr. Heise was indemnified under the terms of the original Tax Indemnification Agreement did not change.

Just as the Operating Partnership had under the original Tax Indemnification Agreement, under the amended Tax Indemnification Agreement entered into at the time of the January 2006 closing, the Operating Partnership continues to indemnify Mr. Heise from income tax payable as a result of any taxable income or gain in his gross income which is caused by an action of the Operating Partnership prior to January 5, 2013. The amount of the potential tax indemnity to Heise under the amended Tax Indemnification Agreement, at then-current tax rates and including a gross-up for taxes on any such payment, is estimated to be approximately $14 million, which is an approximately $39.2 million reduction from the estimated maximum liability of $53.2 million to Messrs. Casati and Heise prior to the execution of the amended Tax Indemnification Agreement.

Mr. Daniel Gordon
January 13, 2009
Section 2 of both the original Tax Indemnification Agreement and of the amended Tax Indemnification Agreement generally set forth background relating to the structure of the transactions in question. In both the original and amended agreements, Section 2 contains an “Option” that works the same way in each version. The property is improved with three office towers and a retail building. The option allows the Company to elect to take a portion of the Continental Towers property which is currently vacant land and develop it separately. In either event, the tax indemnity would be applicable should the transaction result in a taxable event.

Section 3 of the Agreement is identical in both the original version and the amended version with the exception that the references to “either or both Indemnitees” has been deleted in the amended version since there is only one indemnitee in the amended version, Mr. Heise. The purpose of Section 3 in both versions is to set forth what liabilities would be paid for by the Operating Partnership in the event of a taxable transaction for which the Operating Partnership is responsible for indemnification under the Agreement, and to fix and cap the amount of taxable income and gain that the Operating Partnership would be liable for to the amount that it was as of the time the original Tax Indemnification Agreement was entered into. The amount in the original Tax Indemnification Agreement was $90,724,668 as it relates to both Messrs. Casati and Heise and is $32,337,592 in the amended Tax Indemnification Agreement relating to just Mr. Heise. These amounts are the taxable income and gain that would have been triggered in the event of a taxable transaction closing at the time the original Tax Indemnification Agreement was entered into. The lesser amounts detailed above ($39.2 million and $14 million) were the actual tax amounts that the Operating Partnership would have had to pay Messrs. Casati and Heise, grossed up to reimburse Casati and Heise for taxes that would have been due on such payments, on the taxable income and gain.

Section 4 of the original Tax Indemnification Agreement and the amended Tax Indemnification Agreement work the same way, except again the references to “both Indemnitees” have been modified and the $100 million net worth test described below was reduced from $400 million to reflect the lesser outstanding liability under the amended Tax Indemnification Agreement. Under the amended Tax Indemnification Agreement and the ownership documents, Mr. Heise (and previously both Mr. Heise and Mr. Casati) has limited consent rights with respect to transactions relating to Continental Towers which could result in taxable income or gain to Heise. Heise’s consent rights relate to the following actions: (1) sale or disposition of Continental Towers or any portion thereof; (2) refinance or repayment of debt relating to the Continental Towers; (3) amendments to the junior loan or the junior lender’s rights thereunder; and (4) any other action which results in or creates the risk of a “Tax Event” with respect to Heise; provided, however, that Heise cannot withhold his consent to any proposed transaction if (i) the Operating Partnership obtains a tax opinion from an independent law firm stating that the relevant transaction will not create a tax event, or (ii) the Operating Partnership obtains an opinion from an independent law firm stating that Heise has a “reasonable basis” for reporting the transaction without including any taxable income or gain and either (x) the Operating Partnership has a net worth of at least $100 million, or (y) the Operating Partnership deposits security in the amount of the potential tax payment which would be due Heise, grossed-up for any taxes which would be payable by Heise relating to such payment; or (iii) if the Operating Partnership cannot obtain the opinions specified in (i) or (ii) above, the Operating Partnership pays the amount of the tax, on a grossed-up basis, to Heise.

Mr. Daniel Gordon
January 13, 2009
Section 11 of the amended Tax Indemnification Agreement contains the release by Mr. Casati of the Operating Partnership from all liability under the Tax Indemnification Agreement.
As you requested, we are sending you via overnight courier a copy of the closing binder for the January 2006 transaction because of its size.
We would appreciate the opportunity to discuss these matters further via conference call with you at your convenience this week if possible. Please feel free to contact me (312-917-4230) or Paul Del Vecchio, our Executive Vice President-Capital Markets (312-917-8781), if we can be of further assistance.

Sincerely,
/s/ Jeffrey A. Patterson
Jeffrey A. Patterson
President and Chief Executive Officer

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